UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                Elf Incorporated
                                 --------------
                                (Name of Issuer)

                           Common Stock, no par value
                          ----------------------------
                         (Title of Class of Securities)

                                 Not Yet Issued
                                  ------------
                                 (CUSIP Number)

                       Corporate Management Services, Inc.
                              7899 West Frost Drive
                            Littleton, Colorado 80128
                                  303-979-3224

                                  Joan Andrews
                              7899 West Frost Drive
                            Littleton, Colorado 80128
                                  303-979-3224

                                Mark C. Andrews,
                                 1823 S. Quincy
                              Tulsa, Oklahoma 74120
                                  918-749-6953

                                 with a copy to:

                                Roger V. Davidson
                                 Attorney at Law
                     Ballard Spahr Andrews & Ingersoll, LLP,
                                1225 17th Street
                                   Suite 2300
                           Denver, Colorado 80202-5596
                                  303-299-7307
                   --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 5, 2003
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


---------------------------
CUSIP No.  Not Yet Assigned
---------------------------
----------------------------------------------------------------------------
1       NAME OF REPORTING PERSON:Corporate Management Services, Inc. ("CMS")

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   84-1458391
----------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                     (b) [ ]
----------------------------------------------------------------------------
3       SEC USE ONLY

----------------------------------------------------------------------------
4       SOURCE OF FUNDS         (See Instructions)         OO
----------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                            [ ]

----------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION               Colorado, USA

----------------------------------------------------------------------------
                        7      SOLE VOTING POWER           CMS:  0

           NUMBER OF    ----------------------------------------------------
            SHARES      8      SHARED VOTING POWER         CMS   1,000,000
         BENEFICIALLY
          OWNED BY
            EACH        ----------------------------------------------------
          REPORTING     9      SOLE DISPOSITIVE POWER      CMS:  0
           PERSON
            WITH
                        ----------------------------------------------------
                        10     SHARED DISPOSITIVE POWER    CMS:  1,000,000

----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     CMS  1,000,000
----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                       [ ]

---------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      81.3%
----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON      CMS:  CO
----------------------------------------------------------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-------------------------
CUSIP No.
-------------------------
----------------------------------------------------------------------------
1       NAME OF REPORTING PERSON:              Joan Andrews ("JA")

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
----------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                     (b) [ ]
----------------------------------------------------------------------------
3       SEC USE ONLY

----------------------------------------------------------------------------
4       SOURCE OF FUNDS         (See Instructions)         JA: OO
----------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                            [ ]

----------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION               JA:  USA

----------------------------------------------------------------------------
                        7      SOLE VOTING POWER           JA:  10,000

           NUMBER OF    ----------------------------------------------------
            SHARES      8      SHARED VOTING POWER         JA:  1,000,000
         BENEFICIALLY
          OWNED BY
            EACH        ----------------------------------------------------
          REPORTING     9      SOLE DISPOSITIVE POWER      JA:  10,000
           PERSON
            WITH
                        ----------------------------------------------------
                        10     SHARED DISPOSITIVE POWER    JA:  1,000,000

----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     JA:  1,010,000
----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                       [ ]

----------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      82.1%
----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON      JA:  IN
----------------------------------------------------------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-------------------------
CUSIP No.
-------------------------
----------------------------------------------------------------------------
1       NAME OF REPORTING PERSON:              Mark C. Andrews ("MA")

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
----------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                     (b) [ ]
----------------------------------------------------------------------------
3       SEC USE ONLY

----------------------------------------------------------------------------
4       SOURCE OF FUNDS         (See Instructions)         MA:  OO
----------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                            [ ]

----------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION               MA:  USA

----------------------------------------------------------------------------
                        7      SOLE VOTING POWER           MA:  0

           NUMBER OF    ----------------------------------------------------
            SHARES      8      SHARED VOTING POWER         MA:  1,000,000
         BENEFICIALLY
          OWNED BY
            EACH        ----------------------------------------------------
          REPORTING     9      SOLE DISPOSITIVE POWER      MA:  0
           PERSON
            WITH
                        ----------------------------------------------------
                        10     SHARED DISPOSITIVE POWER    MA:  1,000,000

----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     MA:  1,000,000
----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                       [ ]

----------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      81.3%
----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON      MA:  IN
----------------------------------------------------------------------------

     This Amendment No. 1 to the Schedule 13D filed by Elf, Inc. dated August 27, 2002 (the "Schedule 13D") modifies and supplements the Schedule 13D with respect to the information pertaining to reporting persons. This Amendment results from a change of control at CMS caused by the death and resultant succession of Joan Andrews to the ownership of CMS stock and Mark Andrews to the position of sole officer and director of CMS. Except to the extent supplemented by the information contained in this Amendment No. 1, the Schedule 13D remains in full force and effect. Capitalized terms used herein without definition have the respective meanings ascribed to them in the Schedule 13D.

Item 1.   Security and Issuer.

     Common Stock, no par value (the "Common Stock"), of Elf Incorporated, a Colorado corporation ("EI"). The address of the principal executive offices of EI is 7899 West Frost Drive, Littleton, Colorado 80128.

Item 2.   Identity and Background.

     CMS is a Colorado corporation engaged in the business of providing management, administrative, and marketing services. The address of the principal offices of CMS is 7899 West Frost Drive, Littleton, Colorado 80128.

     Neither CMS nor its sole executive officer, director, or any person controlling or ultimately in control of CMS has, during the last five (5) years, been convicted in a criminal proceeding or been subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

     Information with regard to the name, citizenship, residence or business address, present principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted for each executive officer, director, and persons controlling CMS is as follows:

   CMS:

     Principal office:       7899 West Frost Drive, Littleton, Colorado 80128
     Principal business:     Management, administrative, and marketing services
     Place of organization:  Colorado, USA

   JA:

     Joan Andrews
     7899 West Frost Drive
     Littleton, Colorado  80128
     Present principal occupation or employment:
              Homemaker and private investor. Mrs. Andrews acquired her husband's interest in Elf, Inc., by succession upon, his death.

     Principal business and address of organization in which employment conducted:
              Homemaker
              7899 West Frost Drive
              Littleton, Colorado  80128
     Citizenship:      USA

   MA:

     Mark C. Andrews
     1823 S. Quincy
     Tulsa, Oklahoma 74120
     Present principal occupation or employment:
              Cement Test Equipment, Vice President. Mr. Andrews stepped into the position of sole officer and director of CMS, after George Andrews' death, as a result of election by the shareholders of CMS.
     Principal business and address of organization in which employment conducted:
              Cement Test Equipment
              5704 East Admiral Blvd.
              Tulsa, Oklahoma  74115
     Citizenship:      USA

Item 3.   Source and Amount of Funds or Other Consideration.

     The securities owned by CMS were acquired in exchange for services related to EI management and organizational matters valued at $500. The securities initially owned by GA were purchased for cash in the amount of $.01 per share. JA acquired the same securities through succession, after GA's death.

Item 4.    Purpose of Transaction.

     EI shares were acquired by all reporting persons for investment purposes only.

     (a) It is not anticipated that any additional EI securities will be acquired by any reporting persons; however, the carrying out of EI's business plan will require disposition of some or all of the issued and outstanding securities of EI.

     (b) The business plan of EI is to seek out, investigate, and pursue a merger, acquisition, or other business combination with an entity desiring the perceived benefits offered by EI as a result of its having a class of securities registered under the Exchange Act. Presently, no agreements to further EI's business plan have been reached.

     (c) None.

     (d) None at present; however, it is likely that changes in EI's present board of directors and management will occur upon the completion of a business combination.

     (e) None.

     (f) None.

Item 5.   Interest in Securities of the Issuer.

     (a) CMS beneficially owns 1,000,000 shares of EI Common Stock, which represents 81.3% of the issued and outstanding shares of EI Common Stock. CMS shares are held by JA and BD, each of whom owns 50% of its issued and outstanding shares of Common Stock. CMS is controlled by its sole director MA. JA beneficially owns 1,010,000 shares of EI Common Stock, which represents 82.1% of the issued and outstanding shares of EI Common Stock. This amount includes the shares of CMS and 5,000 shares previously owned by her husband, that she took by succession, upon his death. BD beneficially owns 1,005,000 shares of EI Common Stock, which represents 81.7% of the issued and outstanding shares of EI Common Stock, and includes the shares of CMS.

     (b) JA has sole power to vote or direct the vote and to dispose or direct the disposition of 10,000 shares. CMS has no sole voting or dispositive power. CMS, JA, and BD have shared voting and dispositive power of 1,000,000 shares.

     (c) There have been no transactions in EI Common Stock effected by CMS, JA, or BD during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Neither CMS, JA, nor BD are parties to any contract, arrangement, understanding, or relationship (legal or otherwise) with respect to any securities of the issuer, including but not limited to agreements to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

     None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    December 8, 2003                   CORPORATE MANAGEMENT SERVICES, INC.
                                            a Colorado corporation

                                            By:  /s/  Mark C. Andrews
                                               --------------------------------
                                                      Mark C. Andrews, Director

Date:    December 8, 2003
                                            /s/  Joan Andrews
                                            -----------------------------------
                                                 Joan Andrews